July 22, 2022

VIA EDGAR

Mr. Mark Wojciechowski

Ms. Jenifer Gallagher

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Pacific Green Technologies Inc.
Form 10-K for the Fiscal Year ended March 31, 2021
Filed June 29, 2021
Response letter dated June 27, 2022
File No. 000-54756

Dear Mr. Wojciechowski and Ms. Gallagher:

We are writing in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated June 27, 2022 relating to our company’s Form 10K filed with the Commission on June 29, 2021. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in italics.

Financial Statements

Consolidated Statements of Operations and Comprehensive Income, page F-4

1. We note your response to prior comment one, clarifying that your intangible assets are related to your current revenue process, although may also be used for additional research and development and may lead to future products and services. For patents and technical information that pertain to the products and services that you are currently marketing and selling, explain to us in further detail why amortization of these intangibles would not be akin to an inventoriable cost that would need to be allocated to cost of goods sold to comply with generally accepted accounting principles, in your view.

Response: Our amortization policy for all intangible assets, including those that pertain to the products and services that we are currently marketing and selling, is to recognize such amounts on a straight-line basis. For intangible assets associated with products and services that we are currently marketing and selling, it is impossible to allocate the amortization costs to units of production as we do not know how many units we may sell in the future. Given our inability to estimate an amount of amortization to associate with each unit, an allocation of our intangible asset amortization to each unit over the production period would not provide incremental meaningful information in our financial statements related to our product margins. As a result, straight-line amortization is deemed to be the best method to amortize these costs. In previous periods we presented the cost of amortization in expenses. Having reconsidered this, we conclude that these costs relate to fulfilling our obligations under our revenue contracts and, as a result, should be presented within Costs of goods sold. Our annual report on Form 10-K for the year ended March 31, 2022 will include restated comparative figures for the fiscal year ended March 31, 2021 as well as relevant unaudited quarters comprising that fiscal year, and the three subsequent interim and cumulative periods in the 10-K for the period ended March 31, 2022.

2. We understand from your response to prior comment one that you intend to reclassify the costs of certain commissions that have been reported as Management and technical consulting fees to Cost of goods sold in future filings.

Tell us how you have considered the materiality of the errors on your measures of gross profit for the two fiscal years ended March 31, 2021, and the three subsequent interim and cumulative periods, in formulating a view on the need to amend your periodic reports. If additional costs or amortization are also found to be attributable to Cost of goods sold, these should also be addressed in your response to this comment.

Provide us with the materiality analyses that you have performed, considering the guidance in FASB ASC 250-10-S99-1, and submit the disclosures that you propose to comply with FASB ASC 250-10-45-22 through 45-27.

Response: As previously communicated, we have identified certain sales commission costs previously included in Management and technical consulting fees that we have determined should be presented within cost of goods sold as they are considered to relate to initiating our revenue contracts. In addition, through incremental analysis, we have also identified certain salaries previously included in Salaries and wages and technical consulting fees previously included in Management and technical consulting fees that we have determined are appropriate to present within Cost of goods sold as they are considered to relate to fulfilling our obligations under our revenue contracts. The sales commission costs represented 16.1% of total cost of goods sold for the year ended March 31, 2021. The salaries and technical consulting fees represented 5.4% of total cost of goods sold for the year ended March 31, 2021.

We have now concluded that these changes have a material effect on the presentation of the gross margin, and as a result we will reclassify these costs from operating expenses to cost of goods sold as part of our restatement noted in the response to question #1. This presentation will be reflected in our annual report on Form 10-K for the year ended March 31, 2022, which will include restated comparative figures for the fiscal year ended March 31, 2021 as well as relevant unaudited quarters comprising that fiscal year, and the three subsequent interim and cumulative periods in the 10-K for the period ended March 31, 2022.

Note 2 - Significant Accounting Policies

(g) Revenue Recognition, page F-11

3. We note your response to prior comment two clarifying that contracts for the sale of marine scrubbers have three performance obligations, including certified design and engineering work, acceptance of delivered equipment to customers, and acceptance of commissioned equipment; although you also state that certified design and engineering work is not a standalone service you have ever provided to a customer.

Tell us how you determined that each of the performance obligations that you have identified meet the criteria of being both a promise in the contract and distinct based on the guidance in FASB ASC 606-10-25-16, 25-17, 25-18, and 25-19 through 25-22. All tell us how you recognize revenue for each performance obligation, explain how your policy is consistent with FASB 606-10-25-23 through 25-30, and submit the disclosures that you propose to comply with FASB ASC 606-10-50-12(a).

Response: In June 2022, the Company identified an error with respect to the application of the revenue recognition accounting policy. In previous accounting periods, the Company identified three distinct performance obligations for the sale of marine scrubbers: certified design and engineering work, acceptance of delivered equipment to customers, and acceptance of commissioned equipment. These three components were determined to be separate performance obligations within the contracts. However, based on further analysis of our marine scrubber sale contracts and a review of the five-step revenue recognition model, the Company has now concluded that the three components do not meet the definition of being “distinct” according to ASC 606-10-25-14. Customers purchase the entire marine scrubber system and do not benefit from the separate components on their own. Therefore, a single performance obligation is appropriate.

According to ASC 606-10-25-27, if the entity's performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date, revenue should be recognized over time. The Company’s scrubber system is customized to each vessel at the detailed design level, so the performance under the contract does not create an asset with an alternative use. According to the Company’s contracts signed with customers under English law, the customers are contractually and legally obliged to pay for performance completed to date that covers cost plus a reasonable profit margin. We have sought independent legal counsel to confirm this conclusion. Therefore, the Company concluded that revenue from the sale of marine scrubbers should be recognized over time versus at points in time for the original three performance obligations. The Company recognizes revenue based on the input method and it is the change in the cost of goods sold (using a percentage of costs to complete) that has driven the change in revenues.

The impact on the financial statement is material and this revised revenue recognition policy will be reflected in our annual report on Form 10-K for the year ended March 31, 2022, which will include restated comparative figures for the fiscal year ended March 31, 2021 as well as relevant unaudited quarters comprising that fiscal year, and the three subsequent interim and cumulative periods in the 10-K for the period ended March 31, 2022.

We will update our revenue recognition accounting policy associated with marine scrubbers as follows:

The Company derives revenue from the sale of products and delivery of services. Product revenue is generated from sale of marine scrubbers. Service revenue includes specific services provided to marine scrubber systems as well as design and engineering services for Concentrated Solar Power (“CSP”).

Irrespective of the types of revenue described above, revenue is recognized when control of products or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those promised products or services. The Company's marine scrubber sales contracts contain a single performance obligation satisfied over time, based on percent completion of the contract.

The Company determines revenue recognition through the following five steps:

●	Identification of the contract, or contracts, with a customer

●	Identification of the performance obligations in the contract

●	Determination of the transaction price

●	Allocation of the transaction price to the performance obligations in the contract

●	Recognition of revenue when, or as, performance obligations are satisfied

The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

In the case of settlement agreements with customers where no continued performance obligation is required, the Company recognizes revenue based on consideration settled according to the agreement.

Contracts for the sale of products (marine scrubbers) include a single performance obligation for revenue recognition as the separate components identified in the revenue contracts are not considered distinct as the customer does not benefit from the separate components on their own. The single performance obligation is recognized over time, based on percentage completion of the contract, due to the unique nature of the assets and the Company’s ability to obtain payment for performance to date. The Company recognizes revenue based on the input method.

A contract signed with one customer has a significant financing component. 20% of the contract price is payable at least 6 calendar months prior to the dry dock date. The remaining 80% is payable in 24 equal monthly installments starting at the end of the calendar month following the installation date on a vessel-by-vessel basis. As 80% of the contract price is payable after the last performance obligation towards the scrubber, a significant financing component is separated from revenue and interest income at 5.4% is recorded when payments are received from the customer.

Should the Staff have additional questions or comments, please do not hesitate to contact the undersigned at richard.fraser-smith@pacificgreen.tv.

Sincerely,

/s/ Richard Fraser-Smith
Richard Fraser-Smith
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)
Pacific Green Technologies Inc.

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